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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       -----------------------------------

                                 TRANSPRO, INC.
                       (Name of Subject Company (Issuer))

                       -----------------------------------

                                 TRANSPRO, INC.
                        (Name of Filing Person (Offeror))

                       -----------------------------------

                  OPTIONS UNDER TRANSPRO, INC. 1995 STOCK PLAN
              TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
               HAVING AN EXERCISE PRICE IN EXCESS OF $4.00 HELD BY
                         CERTAIN EMPLOYEE OPTION HOLDERS
                         (Title of Class of Securities)

                       -----------------------------------

                                   893885-10-3
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                       -----------------------------------

                                RICHARD A. WISOT
                      VICE PRESIDENT, TREASURER, SECRETARY
                           AND CHIEF FINANCIAL OFFICER
                                 TRANSPRO, INC.
                                 100 GANDO DRIVE
                               NEW HAVEN, CT 06513
                                 (203) 401-6450
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:
                                 MICHAEL GRUNDEI
                                WIGGIN & DANA LLP
                              THREE STAMFORD PLAZA
                              301 TRESSER BOULEVARD
                           STAMFORD, CONNECTICUT 06901
                                 (203) 363-7600

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                            CALCULATION OF FILING FEE


Transaction valuation*                                      Amount of filing fee
         $757,223.81                                                   $151.45

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 116,576 shares of common stock of TransPro, Inc. having an aggregate value of $757,223.81 as of July 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              $151.45
Form or Registration No.:                            Schedule TO
Filing party:                                        TransPro, Inc.
Date filed:                                          July 5, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 5, 2001.

The information in the Offer to Exchange, dated July 5, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7(d)         Not applicable.

Item 8(a)         Not applicable.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a)      Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, and the information set forth on pages 2 through 10 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, are each incorporated herein by reference.

         (b)      Not applicable.

Item 11(b)        Not applicable.

Item 12.  Exhibits.

         (a)      (1)      Offer to Exchange, dated July 5, 2001.

                  (2)      Form of Letter of Transmittal.

                  (3)      Form of Notice to Withdraw Tender.

                  (4)      Form of Letter to Eligible Option Holders.

                  (5)      Form of Letter to Tendering Option Holders.

                  (6) TransPro, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

                  (7) TransPro, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

                  (8)      Memorandum to Option Holders dated July 24, 2001.

         (b)      Not applicable.



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         (d)      (1)      TransPro, Inc. 1995 Stock Plan.

                  (2) Form of Option Agreement Pursuant to the TransPro, Inc. 1995 Stock Plan.

         (g)      Not applicable.

         (h)      Not applicable.

Item 13.  Information Required by Schedule 13E-3

         (a)      Not applicable.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                    TransPro, Inc.


                                    By: /s/ RICHARD A. WISOT
                                        --------------------
                                        Richard A. Wisot
                                        Vice President, Treasurer, Secretary and
                                        Chief Financial Officer



                                        Date: July 24, 2001



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                                INDEX TO EXHIBITS



EXHIBIT NUMBER                  DESCRIPTION


(a)(1)*                         Offer to Exchange, dated July 5, 2001.

(a)(2)*                         Form of Letter of Transmittal.

(a)(3)*                         Form of Notice to Withdraw Tender.

(a)(4)*                         Form of Letter to Eligible Option Holders.

(a)(5)*                         Form of Letter to Tendering Option Holders.

(a)(6) TransPro, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

(a)(7) TransPro, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(8)                          Memorandum to Option Holders dated July 24, 2001

(d)(1)*                         TransPro, Inc. 1995 Stock Plan.

(d)(2)*                         Form of Option Agreement Pursuant to the
                                TransPro, Inc. 1995 Stock Plan.

*Previously filed.